Exhibit (a)(1)(E)

Form of Reminder Email – Dates may change if expiration date of offer is extended

The RealNetworks, Inc. Offer to Exchange Certain Outstanding Options for New Awards is still currently open. Please note that the offer will expire at 9:00 p.m., U.S. Pacific Time, on December 6, 2016, unless we extend the offer.

Participation in the offer is completely voluntary; however, if you would like to participate in the offer or make any changes to your current election, you must submit a properly completed election form via the RealNetworks offer website at http://www.equitytool.com/realnetworks or via Stock Plan Administration by email at stock@realnetworks.com or facsimile at (206) 674-2593 no later than the Expiration Date of the offer, which currently is 9:00 p.m., U.S. Pacific Time, on December 6, 2016.

Only responses that are complete and actually received via the RealNetworks offer website or via Stock Plan Administration by email or facsimile, as described above, by the offer deadline will be accepted. Responses submitted by any other means, including hand delivery, interoffice or U.S. or non-U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Stock Plan Administration by email at stock@realnetworks.com.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Awards (“Offer to Exchange”); (2) the launch email from Michael Parham, our General Counsel, dated November 3, 2016; and (3) the election form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the RealNetworks offer website at http://www.equitytool.com/realnetworks or via Stock Plan Administration by email at stock@realnetworks.com. Terms used in this notice that are defined in the Offer to Exchange have the same meaning as those defined terms in the Offer to Exchange.